1049 Camino Dos Rios
Thousand Oaks, CA 91360
Phone:    805.373.4545
Fax:    805.373.4450
May 24, 2013

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-7010
Attention: Linda Cvrkel, Branch Chief

Re:     Teledyne Technologies Incorporated
Form 10-K for the fiscal year ended December 30, 2012
Filed February 26, 2013
File No. 001-15295

Dear Ms. Cvrkel:

Teledyne Technologies Incorporated (“the Company” or “Teledyne”) hereby responds to the comment letter dated May 13, 2013, related to the above-referenced filing, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.

Form 10-K
Financial Statements, page 55
Notes to Condensed Consolidated Financial Statements, page 64
Note 3. Business Acquisitions, Goodwill and Acquired Intangible Assets, page 70

1.
We note that your presentation of pro forma information on page 71 is presented for the acquisition of DALSA in 2011. In this regard, please tell us why you have not presented similar pro forma information for the acquisition of LeCroy during 2012. Given the significance of the LeCroy acquisition, we believe the pro forma disclosures required by ASC 805-10-50-2.h should be provided in the notes to your financial statements. Please revise or advise as appropriate.

RESPONSE:

The reason we did not present pro forma financial information for the 2012 LeCroy acquisition is because its total assets and results of operations were not material to Teledyne’s consolidated financial position or results of operations. Based on ASC 105-10-05-6, the provisions of ASC 805-10-50-2.h need not be applied to immaterial items. ASC 105-10-05-6 does not provide quantitative thresholds for determining

Securities and Exchange Commission

May 24, 2013

materiality, unlike Article 11 of Regulation S-X which does reference quantitative tests for determining the significance of a business combination. Therefore in making our materiality assessment we compared each company’s revenue, total assets and income before taxes to Teledyne’s revenue from continuing operations, total assets and income from continuing operations before taxes. The reason we included pro forma information in the footnotes for the 2011 DALSA acquisition was due to the size of the acquisition relative to the size of Teledyne. The DALSA acquisition was larger than the LeCroy acquisition in terms of purchase price, total assets, revenues and income before taxes. Based on DALSA’s latest completed fiscal year prior to the acquisition (FY2010), compared to Teledyne, DALSA equaled 13%, 15% and12% of Teledyne’s revenue from continuing operations, total assets and income from continuing operations before taxes, respectively. Based on LeCroy’s latest completed fiscal year prior to the acquisition (FY2011), compared to Teledyne, LeCroy equaled 9%, 7% and 2% of Teledyne’s revenue from continuing operations, total assets and income from continuing operations before taxes, respectively. In each case, DALSA was larger than LeCroy in total dollars and as a percentage when compared to Teledyne and we also deemed it relevant that LeCroy did not exceed 10% of any of the three materiality thresholds we considered.

In addition, Teledyne provided pro forma financial information for the DALSA acquisition in the form of an 8-K because Teledyne was required to file these statements, based on quantitative thresholds included in Regulation S-X, pursuant to section 9.01 (b) of Form 8-K. As a result of this and because total year sales from continuing operations, total assets and income from continuing operations before taxes for DALSA’s fiscal year prior to the acquisition were each more than 10% of Teledyne’s total sales from continuing operations, total assets and income from continuing operations before taxes for the same period, we concluded that presentation of pro forma financial information for the DALSA acquisition was appropriate.

We were not required, pursuant to SEC rules included in Regulation S-X or Form 8-K, to provide pro forma financial information for the LeCroy acquisition. As a result of this and because total year sales, total assets and income before taxes for LeCroy’s fiscal year prior to the acquisition were each less than 10% of Teledyne’s total sales from continuing operations, total assets and income from continuing operations before taxes for the same period, we concluded that presentation of pro forma financial information for the LeCroy acquisition was not required under ASC 805-10-50-2h.

We note for the benefit of the staff, that we did disclose LeCroy’s sales for its fiscal year ended June 30, 2011 in the footnotes to the financial statements on page 70 of our 2012 Form 10-K and in our Form 10-Q’s for the second quarter and third quarter of 2012.

Securities and Exchange Commission

May 24, 2013

2.
In addition, given the significance of the purchase price for the LeCroy acquisition which exceeded 10% of your total assets, please explain why a report on Form 8-K was not filed in connection with the acquisition. Refer to Instruction 4(i) of Item 2.01 of Form 8-K.

RESPONSE:

We believe that Teledyne has complied with all applicable current reporting requirements with respect to the LeCroy acquisition.

Teledyne and LeCroy Corporation entered into an Agreement and Plan of Merger relating to the acquisition of LeCroy on May 28, 2012 (the “Merger Agreement”). On May 29, 2012, Teledyne filed a Current Report on Form 8-K disclosing the Merger Agreement and the material terms of the transaction under Item 1.01 of Form 8-K and filed the full text of the Merger Agreement and a press release announcing the execution of the Merger Agreement as exhibits under Item 9.01(d) of Form 8-K (the “May 2012 Form 8-K”).

The transactions contemplated by the Merger Agreement were consummated on August 3, 2012. On August 7, 2012, two business days following the closing of the LeCroy acquisition, Teledyne filed a Quarterly Report on Form 10-Q for its second fiscal quarter of 2012 (the “Second Quarter Form 10-Q”) that included the following disclosure under Item 5 (“Other Information”):

Effective August 3, 2012, Teledyne completed the acquisition of LeCroy Corporation. Pursuant to an Agreement and Plan of Merger dated as of May 28, 2012, by and among LeCroy, Teledyne and a wholly-owned subsidiary of Teledyne, Teledyne acquired all of the outstanding common shares of LeCroy for $14.30 per share payable in cash. The aggregate value for the transaction, excluding transaction costs, was approximately $301 million, taking into account LeCroy’s stock options, stock appreciation rights and net debt as of the acquisition date. Founded in 1964 and headquartered in Chestnut Ridge, N.Y., LeCroy is a leading supplier of oscilloscopes, protocol analyzers and signal integrity test solutions with approximately 500 employees worldwide. The acquired company will now be included in Teledyne’s Instrumentation segment and operate under the name Teledyne LeCroy, Inc.

The Second Quarter Form 10-Q also incorporated the Merger Agreement by reference in the exhibit index thereto and included the following disclosure about the acquisition in Note 15 to the financial statements:

On August 3, 2012 Teledyne acquired LeCroy Corporation (“LeCroy”). Teledyne acquired all of the outstanding common shares of LeCroy for $14.30 per share payable in cash. The aggregate value for the transaction is approximately $301 million, taking into account LeCroy’s stock options, stock appreciation rights and net debt as of the acquisition date. Teledyne funded the purchase primarily from borrowings under its credit facility. LeCroy had sales

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May 24, 2013

of $178.1 million for its fiscal year ended June 30, 2011. LeCroy is part of the Instrumentation segment.

Teledyne is able to satisfy its Item 2.01 Form 8-K reporting obligations by making timely disclosure using Item 5 of Form 10-Q. Item 5(a) of Form 10-Q states:

The registrant must disclose under this item any information required to be disclosed in a report on Form 8-K during the period covered by this Form 10-Q, but not reported, whether or not otherwise required by this Form 10-Q. If disclosure of such information is made under this item, it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-Q (emphasis added).

Question 1.01 of the Staff’s Form 8-K Compliance and Disclosure Interpretations provides that a triggering event occurring within four business days before the registrant’s filing of a periodic report may be disclosed in that periodic report, except for filings required to be made under Item 4.01 and Item 4.02 of Form 8-K. This interpretation further states that a registrant may use Item 5 of Form 10-Q to make this disclosure.

Moreover, General Instruction B.3 to the Form 8-K states that “If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.” The instruction refers to the definition of “previously reported” in Exchange Act Rule 12b-2, which includes disclosures on Reports on Form 10-Q and Form 8-K.

The Second Quarter Form 10-Q was filed within the time period required by Item 2.01 of Form 8-K, and the information disclosed by Teledyne in Item 5 of the Second Quarter Form 10-Q, together with the other information regarding the LeCroy acquisition included in the Second Quarter Form 10-Q and the May 2012 Form 8-K, satisfies the disclosure obligations under subsections (a) – (f) of Item 2.01.

We note for the benefit of the staff that while the price paid for LeCroy exceeded 10% of Teledyne’s total assets for the 2011 fiscal year, the LeCroy acquisition did not meet or exceed the three conditions set forth in the significant subsidiary definition in Section 210.1-02(w) of Regulation S-X at the 20% level, and therefore no financial statements of the acquired business or pro forma financial statements of the combined business are required to be filed under Rule 3-05(b) of Regulation S-X or Article 11 of Regulation S-X.

Accordingly, no Item 2.01 Form 8-K was required to be filed because Teledyne had complied with the disclosure requirements of such Item, in a timely manner, through other means as permitted by SEC rules.

Securities and Exchange Commission

May 24, 2013

3.
In the event that the company was required to file a report on Form 8-K in connection with the LeCroy acquisition, but failed to do so, the report would not be considered to be filed on a timely basis. As a result, please discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions on the company’s eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company’s current and periodic reports.

RESPONSE:

Please see our response to comment number 2 above.

4.
We note from the disclosure in your consolidated statements of stockholders’ equity for 2012 that the company recognized a non-controlling interest in Optech aggregating $49.8 million during 2012. Please tell us and explain in the notes to your financial statements the nature of this non-controlling interest and explain how you determined the fair value of this non-controlling interest. Your response should explain both the method and significant assumptions that were used to determine its fair value.

RESPONSE:

In 2011, Teledyne purchased a 19% minority interest in Optech. In 2012, Teledyne purchased an additional 32% interest in Optech for a purchase price of CAD $32.4 million, bringing Teledyne’s ownership percentage to 51%. With this additional purchase, Teledyne moved from the cost method of accounting to the consolidation method and recognized a related 49% non-controlling interest. The value of Optech’s total equity was based on the same per share price as those shares purchased by Teledyne to obtain the majority interest in 2012. Therefore, the value of the non-controlling interest was 49% of Optech’s total equity and was equal to CAD $49.6 million or USD $49.8 million. In future filings, beginning with our 2013 second quarter Form 10-Q, we will more fully describe the Optech transaction in the footnotes to disclose the ownership percentage purchased as was described in the “Recent Acquisitions” section on page 27 of the 2012 Form 10-K. Additionally, we will disclose the dollar amount of the non-controlling interest resulting from the acquisition.

5.
In a related matter, please explain why this non-controlling interest has not been reflected in the purchase price allocation for your 2012 acquisition transactions included on page 72 in the notes to your financial statements.

RESPONSE:

On page 72, total assets assumed for our 2012 acquisitions is shown, including 100% of Optech’s assets given financial consolidation. However, the liabilities assumed, as shown in the table, incorrectly included non-controlling interests. The table shown below has been corrected to exclude non-controlling interests from total consolidated

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May 24, 2013

liabilities. In future filings the table will include the value of non-controlling interests.

For the benefit of the staff we have revised the table as follows:

The following is a summary at the acquisition date of the estimated fair values allocated to the assets acquired and liabilities assumed for the acquisitions made in 2012 and 2011 (in millions):

	2012	2011
Current assets, excluding cash acquired	$116.2	$98.7
Property, plant and equipment	79.1	53.3
Goodwill	265.1	175.2
Other acquired intangible assets	109.0	93.5
Other long-term assets	5.3	—
Total assets acquired	574.7	420.7

Current liabilities	(61.8)	(37.7)
Long-term liabilities	(73.9)	(33.6)
Total liabilities assumed	(135.7)	(71.3)

Less: Non-controlling interests	(49.8)	(4.8)
Purchase price, net of cash acquired	$389.2	$344.6

Note 10. Long-Term Debt, page 79

6.
Please revise the notes to your financial statements to disclose the combined aggregate amount of maturities and sinking fund requirements for your long-term borrowings for each of the five years following the latest balance sheet presented in your financial statements. Refer to the disclosure requirements outlined in ASC 470-10-50-1.

RESPONSE:

In future filings, beginning with our 2013 Annual Report on Form 10-K, we will present the combined aggregate amount of maturities and sinking fund requirements for our long-term borrowings for each of the five years following the latest balance sheet in the footnotes to our financial statements in a similar format as the table on page 40 of our 2012 Form 10-K. The Company has no sinking fund requirements.

7.
Please revise your disclosure on page 80 to disclose the level under the fair value hierarchy that was used to determine the fair value of your debt at December 30, 2012 and January 1, 2012. Refer to the guidance outlined in ASC 820-10-50-2.

RESPONSE:

In future filings, beginning with our 2013 Annual Report on Form 10-K, we will disclose the level under the fair value hierarchy that was used to determine the fair value of our debt.

Securities and Exchange Commission

May 24, 2013

Note 12. Pension Plans and Postretirement Benefits, page 82

8.
Your current disclosures with respect to your pension plan assets do not appear to fully comply with the guidance outlined in ASC 715-20-50. Please revise to include the following disclosures with respect to your pension plan assets:

•
Disclose the fair value of each class of plan assets as of each date for which a statement of financial position is presented. For example separate disclosure should be provided of the fair values of equity securities, US Government bonds obligations of state and municipal authorities, investment funds, etc. Refer to the disclosure requirements outlined in ASC 715-20-50-1d.5. Also, see ASC 820-10-50-2B for guidance in determining the appropriate classes of plan assets.

•
Please revise to include a reconciliation of the opening and closing balances of assets valued using unobservable inputs (Level 3). This reconciliation should separately disclose the actual return on plan assets, purchases, sales and settlements and any amounts transferred in or out of the Level 3 category. See ASC 715-20-50-1.d.5 for guidance.

RESPONSE:

In future filings, beginning with our 2013 Annual Report on Form 10-K, we will present the fair value of each class of plan assets as of each date for which a statement of financial position is presented in a tabular format.

We disclosed the amount of pension assets valued using unobservable inputs (Level 3). For fiscal year end 2012, the amount was $2.8 million and it was $0.1 million for fiscal year end 2011. We did not provide a reconciliation of the opening and closing balances of assets valued using unobservable inputs (Level 3) due to the immateriality of the balances. In future filings, if material, we will provide a reconciliation of the opening and closing balances of assets valued using unobservable inputs (Level 3). If the opening and closing balances are determined not to be material, we will also give consideration to the activity during the year and if the activity is material, we will provide a reconciliation of the opening and closing balances of assets valued using unobservable inputs (Level 3). Based on this analysis, for 2012, we do not believe the opening or closing balances or the activity during the year are material.

Securities and Exchange Commission

May 24, 2013

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4720 or, in my absence, Wajid Ali, Vice President and Controller of the Company, at (805) 373-4243.

Sincerely,

/s/ Susan L. Main
Susan L. Main
Senior Vice President and Chief Financial Officer

cc:	W. Ali – Vice President and Controller, Teledyne Technologies Incorporated
G. Birkenbeuel – Ernst & Young LLP
F.V. Cahouet – Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
M. S. Cibik – Senior Vice President, General Counsel and Secretary- Teledyne Technologies Incorporated
R. Mehrabian, Chairman, President and Chief Executive Officer - Teledyne Technologies Incorporated